Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2020

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Six months
	ended June 30		ended June 30
	2020	2019	2020	2019

Revenues (note 20)	$550,206	$745,517	$1,180,834	$1,380,640

Cost of revenues (exclusive of depreciation and amortization shown below)	355,347	484,220	771,705	905,570
Selling, general and administrative expenses	150,612	175,058	318,704	348,130
Depreciation	8,851	8,540	17,729	16,489
Amortization of intangible assets	17,089	15,238	33,101	29,958
Acquisition-related items (note 6)	3,784	5,263	6,534	9,898
Operating earnings	14,523	57,198	33,061	70,595

Interest expense, net	6,179	8,257	13,763	15,476
Other income, net (note 7)	(266)	179	(970)	(322)
Earnings before income tax	8,610	48,762	20,268	55,441
Income tax expense (note 18)	2,127	13,187	7,326	14,402
Net earnings	6,483	35,575	12,942	41,039

Non-controlling interest share of earnings	4,265	6,586	7,642	7,831
Non-controlling interest redemption increment (note 15)	12,530	5,205	11,025	7,962

Net earnings (loss) attributable to Company	$(10,312)	$23,784	$(5,725)	$25,246

Net earnings (loss) per common share (note 16)
Basic	$(0.26)	$0.60	$(0.14)	$0.64
Diluted	$(0.26)	$0.60	$(0.14)	$0.63

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars)

	Three months		Six months
	ended June 30		ended June 30
	2020	2019	2020	2019

Net earnings	$6,483	$35,575	$12,942	$41,039

Foreign currency translation gain (loss)	5,861	(1,946)	(10,528)	(54)
Unrealized gain (loss) on interest rate swaps, net of tax	129	(3,343)	(4,096)	(4,285)
Pension liability adjustments, net of tax	-	21	-	(4)
Comprehensive earnings (loss)	12,473	30,307	(1,682)	36,696

Less: Comprehensive earnings attributable to non-controlling interests	14,490	10,233	21,295	15,629

Comprehensive earnings (loss) attributable to Company	$(2,017)	$20,074	$(22,977)	$21,067

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$147,169	$114,993
Restricted cash	19,069	-
Accounts receivable, net of allowance of $19,788 (December 31, 2019 - $9,131)	300,752	393,945
Contract assets (note 20)	41,026	42,772
Warehouse receivables (note 14)	30,586	-
Income tax recoverable	10,077	10,435
Prepaid expenses and other current assets	167,597	145,171
Real estate assets held for sale (note 5)	-	10,741
	716,276	718,057

Other receivables	15,426	16,678
Contract assets (note 20)	7,403	6,162
Other assets	65,151	69,510
Fixed assets	107,207	107,197
Operating lease right-of-use assets	260,613	263,639
Deferred income tax, net	50,308	37,420
Intangible assets (note 8)	579,251	477,454
Goodwill	993,354	949,221
Real estate assets held for sale (note 5)	-	247,376
	2,078,713	2,174,657
	$2,794,989	$2,892,714

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$253,857	$261,910
Accrued compensation	315,076	495,374
Income tax payable	22,407	15,756
Contract liabilities (note 20)	19,884	24,133
Long-term debt - current (note 9)	7,397	4,223
Contingent acquisition consideration - current (note 14)	8,656	16,813
Warehouse lines of credit (note 11)	24,586	-
Operating lease liabilities	68,417	69,866
Liabilities related to real estate assets held for sale (note 5)	-	36,191
	720,280	924,266

Long-term debt - non-current (note 9)	619,809	607,181
Contingent acquisition consideration (note 14)	66,396	68,180
Operating lease liabilities	230,366	229,224
Other liabilities	36,280	31,693
Deferred income tax, net	24,329	28,018
Convertible notes (note 10)	223,462	-
Liabilities related to real estate assets held for sale (note 5)	-	127,703
	1,200,642	1,091,999
Redeemable non-controlling interests (note 15)	375,057	359,150

Shareholders' equity
Common shares	449,789	442,153
Contributed surplus	63,305	60,706
Retained earnings	66,632	77,181
Accumulated other comprehensive loss	(84,416)	(67,164)
Total Company shareholders' equity	495,310	512,876
Non-controlling interests	3,700	4,423
Total shareholders' equity	499,010	517,299
	$2,794,989	$2,892,714
Commitments and subsequent events (note 19 and note 22)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

Six months ended June 30, 2020

	Common shares				Accumulated
	Issued and			Retained	other	Non-	Total
	outstanding		Contributed	earnings	comprehensive	controlling	shareholders'
	shares	Amount	surplus	(deficit)	loss	interests	equity

Balance, December 31, 2019	39,845,211	$442,153	$60,706	$77,181	$(67,164)	$4,423	$517,299

Cumulative effect adjustment:
Current expected credit losses, net of tax (note 3)	-	-	-	(2,824)	-	-	(2,824)
Net earnings	-	-	-	12,942	-	-	12,942
Foreign currency translation loss	-	-	-	-	(10,528)	-	(10,528)
Unrealized loss on interest rate swaps, net of tax	-	-	-	-	(4,096)	-	(4,096)
Other comprehensive earnings attributable to NCI	-	-	-	-	(2,628)	(507)	(3,135)
NCI share of earnings	-	-	-	(7,642)	-	673	(6,969)
NCI redemption increment	-	-	-	(11,025)	-	-	(11,025)
Distributions to NCI	-	-	-	-	-	(837)	(837)
Acquisition of businesses, net	-	-	-	-	-	(52)	(52)

Subsidiaries’ equity transactions	-	-	5	-	-	-	5

Subordinate Voting Shares:
Stock option expense	-	-	4,224	-	-	-	4,224
Stock options exercised	153,600	7,636	(1,630)	-	-	-	6,006
Dividends	-	-	-	(2,000)	-	-	(2,000)
Balance, June 30, 2020	39,998,811	$449,789	$63,305	$66,632	$(84,416)	$3,700	$499,010

Three months ended June 30, 2020

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed	Retained	comprehensive	controlling	shareholders'
	shares	Amount	surplus	earnings	loss	interests	equity

Balance, March 31, 2020	39,901,561	$444,958	$62,092	$78,943	$(92,711)	$3,123	$496,405

Net earnings	-	-	-	6,484	-	-	6,484
Foreign currency translation gain	-	-	-	-	5,861	-	5,861
Unrealized gain on interest rate swaps, net of tax	-	-	-	-	129	-	129
Other comprehensive earnings attributable to NCI	-	-	-	-	2,305	64	2,369
NCI share of earnings	-	-	-	(4,265)	-	516	(3,749)
NCI redemption increment	-	-	-	(12,530)	-	-	(12,530)
Distributions to NCI	-	-	-	-	-	(3)	(3)

Subsidiaries’ equity transactions	-	-	338	-	-	-	338

Subordinate Voting Shares:
Stock option expense	-	-	1,971	-	-	-	1,971
Stock options exercised	97,250	4,831	(1,096)	-	-	-	3,735
Dividends	-	-	-	(2,000)	-	-	(2,000)
Balance, June 30, 2020	39,998,811	$449,789	$63,305	$66,632	$(84,416)	$3,700	$499,010

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

Six months ended June 30, 2019

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2018	39,213,136	$415,805	$54,717	$(21,751)	$(61,218)	$4,420	$391,973

Net earnings	-	-	-	41,039	-	-	41,039
Pension liability adjustment, net of tax	-	-	-	-	(4)	-	(4)
Foreign currency translation loss	-	-	-	-	(54)	-	(54)
Unrealized loss on interest rate swaps, net of tax	-	-	-	-	(4,285)	-	(4,285)
Other comprehensive earnings attributable to NCI	-	-	-	-	164	202	366
NCI share of earnings	-	-	-	(7,831)	-	932	(6,899)
NCI redemption increment	-	-	-	(7,962)	-	-	(7,962)
Distributions to NCI	-	-	-	-	-	(1,495)	(1,495)
Acquisition of businesses, net	-	-	-	-	-	(208)	(208)

Subsidiaries’ equity transactions	-	-	2,556	-	-	-	2,556

Subordinate Voting Shares:
Stock option expense	-	-	3,640	-	-	-	3,640
Stock options exercised	371,675	14,279	(2,129)	-	-	-	12,150
Dividends	-	-	-	(1,979)	-	-	(1,979)
Balance, June 30, 2019	39,584,811	$430,084	$58,784	$1,516	$(65,397)	$3,851	$428,838

Three months ended June 30, 2019

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, March 31, 2019	39,482,811	$426,456	$56,266	$(20,289)	$(61,688)	$3,801	$404,546

Net earnings	-	-	-	35,576	-	-	35,576
Pension liability adjustment, net of tax	-	-	-	-	21	-	21
Foreign currency translation loss	-	-	-	-	(1,946)	-	(1,946)
Unrealized loss on interest rate swaps, net of tax	-	-	-	-	(3,343)	-	(3,343)
Other comprehensive earnings attributable to NCI	-	-	-	-	1,559	144	1,703
NCI share of earnings	-	-	-	(6,587)	-	454	(6,133)
NCI redemption increment	-	-	-	(5,205)	-	-	(5,205)
Distributions to NCI	-	-	-	-	-	(516)	(516)
Acquisition of businesses, net	-	-	-	-	-	(32)	(32)

Subsidiaries’ equity transactions	-	-	2,166	-	-	-	2,166

Subordinate Voting Shares:
Stock option expense	-	-	809	-	-	-	809
Stock options exercised	102,000	3,628	(457)	-	-	-	3,171
Dividends	-	-	-	(1,979)	-	-	(1,979)
Balance, June 30, 2019	39,584,811	$430,084	$58,784	$1,516	$(65,397)	$3,851	$428,838

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months		Six months
	ended June 30		ended June 30
	2020	2019	2020	2019

Cash provided by (used in)

Operating activities
Net earnings	$6,483	$35,575	$12,942	$41,039

Items not affecting cash:
Depreciation and amortization	25,940	23,778	50,830	46,447
(Gains) losses on mortgage servicing rights	(509)	-	(509)	-
Proceeds and origination of mortgage loans	2,880	-	2,880	-
Deferred income tax	(6,839)	(3,025)	(13,997)	(7,044)
Earnings from equity method investments (note 7)	(414)	(374)	(969)	(740)
Stock option expense (note 17)	1,971	809	4,224	3,640
Allowance for credit losses	4,983	1,112	8,602	2,218
Amortization of advisor loans	5,419	5,034	10,420	10,066
Contingent consideration	(2,471)	4,088	(1,469)	7,600
Other	1,675	5,045	3,795	7,857

Net changes from operating assets / liabilities
Accounts receivable	13,571	(26,039)	74,512	17,297
Contract assets	3,421	(299)	958	4,771
Warehouse receivables	697	-	697	-
Prepaid expenses and other assets	(3,481)	(2,117)	(2,122)	(10,375)
Accounts payable and accrued expenses	(9,895)	(14,002)	(36,089)	(47,669)
Accrued compensation	(17,855)	(5,648)	(181,261)	(143,238)
Income tax payable	6,208	(6,572)	6,548	(16,887)
Contract liabilities	(1,635)	12,189	(3,547)	4,043
Other liabilities	(436)	(883)	(1,429)	3,564

Contingent acquisition consideration paid	(1,354)	(5,101)	(15,684)	(5,213)
Sale proceeds from AR Facility, net of repurchases (note 12)	(1,276)	119,425	(12,285)	119,425
Net cash provided by (used in) operating activities	27,083	142,995	(92,953)	36,801

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(133,840)	(10,433)	(136,941)	(23,677)
Purchases of fixed assets	(10,290)	(13,685)	(19,029)	(24,064)
Advisor loans issued	(3,022)	(6,000)	(6,612)	(10,906)
Proceeds from sale of held for sale real estate assets (note 5)	94,222	-	94,222	-
Collections of AR facility deferred purchase price (note 12)	15,069	7,337	26,459	7,337
Other investing activities	1,918	(403)	7,416	(4,696)
Net cash used in investing activities	(35,943)	(23,184)	(34,485)	(56,006)

Financing activities
Increase in long-term debt	113,747	101,132	354,156	319,613
Repayment of long-term debt	(231,749)	(214,602)	(329,012)	(298,189)
Issuance of convertible notes	230,000	-	230,000	-
Purchases of non-controlling interests' subsidiary shares, net	(19,719)	(4,061)	(24,395)	(6,765)
Contingent acquisition consideration paid	-	(4,379)	(10,743)	(8,394)
Proceeds received on exercise of stock options	2,188	3,171	4,458	12,150
Dividends paid to common shareholders	-	-	(1,992)	(1,961)
Distributions paid to non-controlling interests	(14,293)	(13,363)	(21,986)	(19,557)
Financing fees paid	(7,353)	(1,337)	(7,353)	(1,357)
Net cash provided by (used in) financing activities	72,821	(133,439)	193,133	(4,460)

Effect of exchange rate changes on cash	(813)	(1,627)	(14,450)	(1,275)

Net change in cash, cash equivalents and restricted cash	63,148	(15,255)	51,245	(24,940)

Cash, cash equivalents and restricted cash, beginning of period	103,090	117,347	114,993	127,032
Cash, cash equivalents and restricted cash, end of period	$166,238	$102,092	$166,238	$102,092

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 36 countries around the world (68 countries including affiliates and franchisees). Colliers’ primary services are Outsourcing and Advisory services, Lease Brokerage, Sales Brokerage and Investment Management. Operationally, Colliers is organized into four distinct segments: Americas; Europe, Middle East and Africa (“EMEA”); Asia and Australasia (“Asia Pacific”) and Investment Management.

2.	Summary of presentation

These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although management believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2019.

In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at June 30, 2020 and the results of operations and its cash flows for the three and six month periods ended June 30, 2020 and 2019. All such adjustments are of a normal recurring nature. The results of operations for the six month period ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers, except for the adoption of ASC Topic 326 in the first quarter of 2020 and in relation to accounting policies and related disclosures relating to the Company’s issuance of Convertible Notes in May 2020 (see below and note 10) and to disclose the accounting policies applicable for businesses acquired within the year. Specifically, the accounting policies for revenue have been expanded to incorporate accounting policies applicable to new revenue streams associated with the newly acquired Colliers Mortgage business (see note 4).

In addition, the Company has revised the name of its sales brokerage revenue line to capital markets.

The updated accounting policies for revenue recognition and unearned revenues and financial instruments and derivatives and new accounting policies related to the allowance for credit losses, convertible notes, mortgage servicing rights and warehouse receivables are summarized below.

Revenue

The Company generates revenue from contracts with customers through its provision of commercial real estate services. These services consist of capital markets and leasing brokerage operations, outsourcing and advisory services and investment management services.

(a) Leasing brokerage operations

Lease brokerage includes landlord and tenant representation services. Landlord representation provides real estate owners with services to strategically position properties and to secure appropriate tenants. Tenant representation focuses on assisting businesses to assess their occupancy requirements and evaluating and negotiating leases and lease renewals.

(b) Capital markets

Capital markets revenue is generated through brokerage and other capital transactions. These services include real estate sales, debt origination and placement, equity capital raising, market value opinions, acquisition advisory and transaction management. The Company’s debt finance operations relate to the origination and sale of multifamily and commercial mortgage loans

(c) Outsourcing and advisory services

Outsourcing and advisory services consist of project management, valuation and advisory services, property management as well as loan servicing. Project management services include design and construction management, move management and workplace solutions consulting. Project management engagements range from single project contracts with a duration of less than one year to multi-year contracts with multiple discrete projects. Property management provides real estate service solutions to real estate owners. In addition to providing on-site management and staffing, the Company provides support through centralized resources such as technical and environmental services, accounting, marketing and human resources. These various services may be provided through the Company’s employees or through contracts with third party providers. Consistent with industry custom, management contract terms typically range from one to three years, although most contracts are terminable at any time following a notice period, usually 30 to 120 days.

Valuation and advisory services consist of helping customers determine market values for various types of real estate properties. Such services may involve appraisals of single properties or portfolios of properties which may span multiple property types and geographic locations. These appraisals may be utilized for a variety of customer needs including acquisitions, dispositions, financing or for tax purposes. In addition to valuation services, the Company provides consulting services to assist customers with specialized real estate needs.

Loan servicing fees consist of revenues earned in accordance with the contractual arrangements associated with the Company’s debt finance operations, particularly fees earned for servicing loans originated by the Company.

(d) Investment management services

Investment management revenues include consideration for services in the form of asset management advisory and administration fees, transaction fees and incentive fees (carried interest). The performance obligation is to manage client’s invested capital for a specified period of time and is delivered over time.

Revenue recognition and unearned revenues

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of services, which are capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

(a)	Nature of services

The Company has determined that control of real estate sales brokerage services rendered transfer to a customer when a sale and purchase agreement becomes unconditional. Lease brokerage services rendered transfer to a customer when a lease between the landlord and the tenant is executed. At these points in time the customer has received substantially all of the benefit of the services provided by the Company. The transaction price is typically associated with the underlying asset involved in the transaction, most commonly a percentage of the sales price or the aggregate rental payments over the term of the lease which are generally known when revenue is recognized.

Other capital market revenues are recorded when the Company’s performance obligation is satisfied. Although the performance obligation varies based upon the contractual terms of the transaction or service, the performance obligation is generally recognized at the point in time when a defined outcome is satisfied, including completion of financing or closing of a transaction. At this time, the Company has transferred control of the promised service and the customer obtains control.

Revenues from the Company’s debt finance operations, included in capital markets revenue, are excluded from the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized and a derivative asset is recorded upon the commitment to originate a loan with a borrower and sell to an investor. The derivative asset is recognized at fair value, which reflects the fair value of the contractual loan origination, related fees and sale premium, the estimated fair value of the expected net cash flows associated with the servicing of the loan and the estimated fair value of guarantee obligations to be retained. Debt finance revenue also includes changes to the fair value of loan commitments, forward sale commitments and loans held for sale that occur during their respective holding periods. Upon sale of the loans, no gains or losses are recognized as such loans are recorded at fair value during the holding periods. MSRs and guarantee obligations are recognized as assets and liabilities, respectively, upon the sale of the loans.

Outsourcing and advisory services including those provided in relation to property management and project management transfer to the customer over time as the services are performed and revenue from providing these services is recognized in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognized based upon the actual labor hours spent relative to the total expected labor hours or the project costs incurred relative to the total project costs. For some projects certain obligations that are representative of the work completed may be used as an alternative to recognize revenue. The use of labor hours or overall project costs is dependent upon the input that best represents the progress of the work completed in relation to the specific contract. If a contract includes an hourly fee, revenue is recognized in the amount to which the Company has a right to invoice.

For other advisory services, including valuation and appraisal review, the customer is unable to benefit from the services until the work is substantially complete, revenue is recognized upon delivery of materials to the customer because this faithfully represents when the service has been rendered. For most fixed fee consulting assignments, revenue is recognized based upon the actual service provided to the end of the reporting period as a proportion of the total services to be provided and customers are invoiced on a monthly basis and consideration is payable when invoiced.

Loan servicing revenues are recognized over the contractual service period. Loan servicing fees related to retained MSRs are governed by ASC 820 and ASC 860 and excluded from the scope of ASC 606. Loan servicing fees earned from servicing contracts which the Company does not hold mortgage servicing rights are in scope of ASC 606.

Investment management advisory and administration fees are recognized as the services are performed over time and are primarily based on agreed-upon percentages of assets under management or committed capital. Revenue recognition for transactional performance obligations are recognized at a point in time when the performance obligation has been met. The Company receives investment management advisory incentive fees (carried interest) from certain investment funds. These incentive fees are dependent upon exceeding specified performance thresholds on a relative or absolute basis, depending on the product. Incentive fees are recognized when it is determined that significant reversal is considered no longer probable (such as upon the sale of a fund’s investment or when the amount of assets under management becomes known as of the end of the specified measurement period). Pursuant to the terms of the Harrison Street acquisition, incentive fees related to assets that were invested prior to the acquisition date by its former owners are allocated to certain employees and former owners; as such the full amount of these incentive fees is passed through as compensation expense and recognized as cost of revenues in the consolidated statement of earnings.

(b)	Significant judgments

The Company’s contracts with customers may include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Where a contract contains multiple performance obligations judgment is used to assess whether they are distinct and accounted for separately or not distinct and are accounted for and recognized together.

Brokerage commission arrangement may include terms that result in variability to the transaction price and ultimate revenues earned beyond the underlying value of the transaction, these may include rebates and/or contingencies. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of historical information to estimate the amount the Company will ultimately be entitled to. Generally, revenue is constrained when it is probable that the Company may not be entitled to the total amount of the revenue as associated with the occurrence or non-occurrence of an event that is outside of the Company’s control or where the facts and circumstances of the arrangement limit the Company’s ability to predict whether this event will occur. When revenue is constrained, this revenue is not recognized until the uncertainty has been resolved.

Outsourcing and advisory arrangements may include incentives tied to achieving certain performance targets. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of circumstances specific to the project and historical information in order to estimate the amount the Company will ultimately be entitled to. Estimates of revenue, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

In providing project management or property management services, the Company may engage subcontractors to provide on-site staffing or to provide specialized technical services, materials and/or installation services. These arrangements are assessed and require judgment to determine whether the Company is a principal or an agent of the customer. When the Company acts as a principal, because it is primarily responsible for the delivery of the completed project and controls the services provided by the subcontractors, these amounts are accounted for as revenue on a gross basis. However, when the Company acts as an agent, because it does not control the services prior to delivery to the customer, these costs are accounted for on a net basis.

In some cases, the Company may facilitate collection from the customer and payments to subcontractors or may facilitate collection from tenants for payment to the landlord. In these instances, balances are recorded as accounts receivable and accounts payable until settled.

Investment management fee arrangements are unique to each contract and evaluated on an individual basis to determine the timing of revenue recognition and significant judgment is involved in making such determination. At each reporting period, the Company considers various factors in estimating revenue to be recognized. Incentive fees have a broad range of possible amounts and the determination of these amounts is based upon the market value for managed assets which is highly susceptible to factors outside of the Company’s influence. As a result, incentive fee revenue is generally constrained until significant reversal is considered no longer probable.

Certain constrained brokerage fees, outsourcing and advisory fees and investment management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. In particular, substantially all investment management incentive fees recognized in the period were previously constrained.

Receivables and allowance for credit losses

Accounts receivable are recorded when the Company has a right to payment within customary payment terms or it recognizes a contract asset if revenue is recognized prior to when payment is due. From the point of initial recognition, the carrying value of such receivables and contract assets, net of allowance for doubtful accounts, represents their estimated net realizable value after deducting for potential credit losses. The Company’s expected loss allowance methodology uses historical collection experience, the current status of customers’ accounts receivable and considers both current and expected future economic and market conditions. Due to the short-term nature of such receivables, the estimate of accounts receivable that may be collected is based on the aging of the receivable balances and the financial condition of customers. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The allowances are then reviewed on a quarterly basis to ensure that they are appropriate. After all collection efforts have been exhausted by management, the outstanding balance considered not collectible is written off against the allowance. In providing for credit losses as at June 30, 2020, the Company considered the current and expected future economic and market conditions surrounding the novel coronavirus (“COVID-19”) pandemic and determined to adjust its historical loss rates for the increased credit risk with an associated credit loss expense included in Selling, general and administrative expenses.

In some cases, the Company may record a receivable or a contract asset which corresponds with payables which the Company is only obligated to pay upon collection of the receivable (“Reimbursable receivables”). These receivables correspond with commissions payable, payables to facilitate collection from the customer and make payments to subcontractors or relate to collection from tenants for payment to the landlord. These corresponding payables are typically satisfied on a pay-when-paid basis. In relation to Reimbursable receivables, an allowance is only recorded to the extent that the Company will incur credit losses.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities and money market mutual funds. These cash equivalents are readily convertible into cash and the interest-bearing securities have original maturities at the date of purchase of three months or less. The Company also maintains custodial escrow accounts, agency and fiduciary funds relating to its debt finance operations and as an agent for its property management operations. These amounts are not included in the accompanying consolidated balance sheets as they are not assets of the Company.

Restricted cash

Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.

Financial guarantees and allowance for loss sharing

For certain loans originated and sold under the Fannie Mae Delegated Underwriting and ServicingTM (“DUS”) Program the Company undertakes an obligation to partially guarantee performance of the loan typically up to one-third of any losses on loans originated.

When the Company commits to making a loan to a borrower, it recognizes a liability equal to the estimated fair value of this guarantee obligation, which reduces the gain on sale of the loan reported in capital markets revenue. Upon sale of the loan, a liability for the fair value of the guarantee obligation is recognized and included in other liabilities on the Consolidated Balance Sheets. Subsequently, this initial liability is amortized over the estimated life of the loan in line with collection of loan principal and recorded as an increase in capital markets revenue on the consolidated statements of earnings.

Additionally, in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC 326”), the Company estimates the credit losses expected over the life of the credit exposure and has recorded a loss reserve for this risk. The Company evaluates the loss reserve on an individual loan basis. The evaluation models consider the specific details of the underlying property used as collateral, such as occupancy and financial performance. The models also analyze historical losses, current and expected economic conditions, and reasonable and supportable forecasts. For the period ended June 30, 2020, the analysis incorporated specific economic conditions related to the COVID-19 pandemic. As at June 30, 2020, the loan loss guarantee reserve was $16,367 and was included within Other liabilities on the consolidated balance sheets. See note 19 for further information on the DUS Program and the loss-sharing guarantee obligation.

Convertible notes

The Company issued Convertible Notes in May 2020 (see note 10). The Convertible Notes are accounted for entirely as debt as no portion of the proceeds is required to be accounted for as attributable to the conversion feature. Interest on the Convertible Notes is recorded as interest expense. Financing fees are amortized over the life of the Convertible Notes as additional non-cash interest expense utilizing the effective interest method.

The earnings per share impact of the Convertible Notes is calculated using the “if-converted” method, if dilutive, where coupon interest expense, net of tax, is added to the numerator and the number of potentially issuable common shares is added to the denominator.

Warehouse receivables

The Company originates held for sale mortgage loans with commitments to sell to third party investors. These loans are referred to as warehouse receivables and are funded directly to borrowers by the warehouse lines of credit. The lines are generally repaid within 45 days when the loans are transferred while the Company retains the servicing rights. The Company elects the fair value option for warehouse receivables.

Mortgage servicing rights (“MSRs”)

MSRs, or the rights to service mortgage loans for others, result from the sale or securitization of loans originated by the Company and are recognized as intangible assets on the Consolidated Balance Sheets. The Company initially recognizes MSRs based on the fair value of these rights on the date the loans are sold. Subsequent to initial recognition, MSRs are amortized and carried at the lower of amortized cost or fair value. They are amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections and timing of estimated future net cash flows.

In connection with the origination and sale of mortgage loans for which the Company retains servicing rights, an asset or liability is recognized based upon the fair value of the MSR on the date that the loans are sold. Upon origination of a mortgage loan held for sale, the fair value of the retained MSR is included in the forecasted proceeds from the anticipated loan sale and results in a net gain (which is reflected in capital markets revenue).

MSRs do not actively trade in an open market with readily observable prices; therefore, fair value is determined based on certain assumptions and judgments. The valuation model incorporates assumptions including contractual servicing fee income, interest on escrow deposits, discount rates, the cost of servicing, prepayment rates, delinquencies, the estimated life of servicing cash flows and ancillary income and late fees. The assumptions used are subject to change based upon changes to estimates of future cash flows and interest rates, among other things.

Impairment is evaluated quarterly through a comparison of the carrying amount and fair value of the MSRs, and recognized with the establishment of a valuation allowance.

Financial instruments and derivatives

Certain loan commitments and forward sales commitments related to the Company’s warehouse receivables meet the definition of a derivative asset and are recorded at fair value in the consolidated balance sheets upon the executions of the commitment to originate a loan with a borrower and to sell the loan to an investor, with a corresponding amount recognize as revenue in the consolidated statements of earnings. The estimated fair value of loan commitments includes the value of loan origination fees and premiums on anticipated sale of the loan, net of related costs, an allowance for loss sharing, the fair value of the expected net cash flows associated with servicing of the loan, and the effects of interest rate movements. The estimated fair value of the forward sales commitments includes the effects of interest rate movements. Adjustments to the fair value related to loan commitments and forward sale commitments are included within capital markets revenue on the consolidated statements of earnings.

From time to time, the Company may use interest rate swaps to hedge a portion of its interest rate exposure on long-term debt. Hedge accounting is applied and swaps are carried at fair value on the consolidated balance sheets, with gains or losses recognized in interest expense. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized currently in earnings and the unrealized gain or loss is recognized in other comprehensive income. If swaps are terminated and the underlying item is not, the resulting gain or loss is deferred and recognized over the remaining life of the underlying item using the effective interest method. In addition, the Company may enter into short-term foreign exchange contracts to lower its cost of borrowing, to which hedge accounting is not applied.

Derivative financial instruments are recorded on the consolidated balance sheets as other assets or other liabilities and carried at fair value. See note 14, for additional information on derivative financial instruments.

Goodwill and intangible assets

The impact of the COVID-19 pandemic, with its combined health toll and sharp decline in global economic output, is unprecedented and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact.

As a result of the changes in the current economic environment related to the COVID-19 pandemic, management has performed asset impairment testing across the Company’s reporting units. Management has concluded that no impairment loss is required to be recognized as of June 30, 2020. The testing considered a range of scenarios, but is subject to significant estimation uncertainty given the factors noted above. If there are future adverse developments, impairment losses may be required to be recognized.

Government assistance related to the COVID-19 pandemic

The Company received $10,234 of wage subsidies from governments in several countries around the world during the three month period ended June 30, 2020. The wage subsidies were recorded as reduction to cost of revenues in the Consolidated Statements of Earnings.

3.	Impact of recently issued accounting standards

Recently adopted accounting guidance

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the previous incurred loss approach and is expected to result in more timely recognition of credit losses.

The Company has adopted Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments effective January 1, 2020 using the modified retrospective basis recording a cumulative catch-up adjustment to retained earnings. Following adoption of the standard, the Company’s methodology of reserving for Accounts receivable and other receivable-related financial assets, including contract assets has changed. See note 2 for details on the significant accounting policies related to receivables and allowance for doubtful accounts. The adoption of the standard has had the impact of accelerating the recognition of credit losses on certain receivables and the Company recognized a non-cash cumulative catch-up adjustment to retained earnings in the amount of $3,629, net of $805 in taxes, on the opening consolidated balance sheet as of January 1, 2020.

Goodwill impairment testing

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company has adopted the standard effective January 1, 2020. Adoption of the ASU simplifies the goodwill impairment testing process for the Company without any direct impact on the financial statements.

Capitalization of implementation costs in relation to hosting arrangements

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires these capitalized costs to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. As this ASU clarifies the previously existing ambiguity related to capitalization, it was determined that the guidance under the ASU is consistent with the Company’s existing capitalization process for development costs as relate to hosting arrangements without any impact on the financial statements.

Recently issued accounting guidance, not yet adopted

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. With LIBOR ceasing at the end of 2021, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. This ASU provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective from the beginning of an interim period that includes the March 12, 2020 issuance date of the ASU through December 31, 2022. On March 25, 2020, the Alternative Reference Rates Committee (the “ARRC”), which is a group of private-market participants convened by the Federal Reserve Board and the New York Fed, reiterated the end of 2021 timeline for the phase out of LIBOR amid the uncertainty surrounding the COVID-19 pandemic. The Company is currently assessing the options available under this ASU and their potential impacts on its consolidated financial statements.

4.	Acquisitions

During the six months ended June 30, 2020, the Company acquired a controlling interest in a Colliers International affiliate operating in the Americas segment (Austin, Texas). On May 29, 2020, the Company also acquired controlling interests in Dougherty Mortgage LLC, Dougherty Funding LLC, Dougherty & Company LLC and Dougherty Insurance Agency LLC (rebranded at the acquisition date and together now referred to as “Colliers Mortgage”), headquartered in Minneapolis. Colliers Mortgage operates in the Americas segment across 21 U.S. states.

Colliers Mortgage is licensed as a U.S. Department of Housing and Urban Development (“HUD”) title II non-supervised mortgagee, a Government National Mortgage Association (“Ginnie Mae”) issuer, and a Federal National Mortgage Association (“Fannie Mae”) approved DUS lender for multifamily affordable and market rate housing and senior housing mortgage loans. Colliers Mortgage is also an approved lender in the United States Department of Agriculture (“USDA”) Community Facilities Guaranteed Loan Program. Ginnie Mae and Fannie Mae together are referred to as government sponsored enterprises (“GSEs”).

The acquisition date fair value of consideration transferred and preliminary purchase price allocation was as follows:

	Colliers		Aggregate
	Mortgage	Other	Acquisitions

Current assets, excluding cash	$77,897	$1,603	$79,500
Non-current assets	8,201	523	8,724
Current liabilities	(81,731)	(1,878)	(83,609)
Long-term liabilities	(5,552)	(423)	(5,975)
	$(1,185)	$(175)	$(1,360)

Cash consideration, net of cash acquired of $39,748	$(133,840)	$(3,101)	$(136,941)
Acquisition date fair value of contingent consideration	(9,250)	-	(9,250)
Total purchase consideration	$(143,090)	$(3,101)	$(146,191)

Acquired intangible assets
Indefinite life	$29,850	$-	$29,850
Finite life	$105,040	$2,380	$107,420
Goodwill	$52,541	$896	$53,437
Redeemable non-controlling interest	$43,156	$-	$43,156

The MSR intangible asset acquired with Colliers Mortgage had a fair value of $99,865 at the acquisition date and had a weighted average useful life of 8.15 years. The key assumptions used in measuring the fair value of the MSR intangible assets at acquisition date included a discount rate of 11.20% and a conditional prepayment rate of 6.30%

As of June 30, 2020, the Company has not completed its analysis to assign fair values to all of the identifiable intangible and tangible assets acquired and, therefore, the purchase price allocation may be refined during the measurement period.

During the six months ended June 30, 2019, the Company acquired controlling interests in three business for cash consideration of $23,179 (net of cash acquired of $3,571).

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2020 was 75,052 (December 31, 2019 - $84,993). See note 14 for discussion on the fair value of contingent consideration. Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at June 30, 2020 was $14,063 (December 31, 2019 - $23,014). The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $163,079 to a maximum of $187,489. These contingencies will expire during the period extending to December 2023.

5.	Real estate assets held for sale

In December 2019, the Company’s Investment Management segment acquired a controlling interest in a portfolio of real estate assets (the “Portfolio”) from an unrelated party. The acquisition was accounted for by the acquisition method of accounting for asset purchases that do not constitute the acquisition of a business. The Portfolio consists of land and buildings located in the United Kingdom and associated liabilities. The Portfolio was acquired in connection with the establishment of a new closed-end Investment Management fund (the “Fund”). In May 2020, the Company sold the Portfolio to the Fund without gain or loss.

The Fund is managed by the Company and as is customary for closed-end funds, the Company has a limited partner equity interest of between 1% and 2%.

During the six months ended June 30, 2020, the Portfolio generated $3,182 of net earnings which was included in Company’s consolidated net earnings.

6.	Acquisition-related items

Acquisition-related expense comprises the following:

	Three months ended		Six months ended
	June 30		June 30
	2020	2019	2020	2019

Transaction costs	$6,255	$1,175	$8,003	$2,299
Contingent consideration fair value adjustments	(4,343)	430	(4,852)	858
Contingent consideration compensation expense	1,872	3,658	3,383	6,742
	$3,784	$5,263	$6,534	$9,899

7.	Other income, net

	Three years ended		Six months ended
	June 30		June 30
	2020	2019	2020	2019

Loss (gain) on investments	$87	$84	$53	$(92)
Fair value adjustment on DPP (note 12)	60	455	68	455
Equity earnings from non-consolidated
investments	(414)	(374)	(969)	(740)
Other	1	14	(122)	55
	$(266)	$179	$(970)	$(322)

8.	Intangible assets

The following table summarizes the gross value, accumulated amortization and net carrying value of the Company’s indefinite life and finite life intangible assets:

June 30, 2020	Gross
	carrying	Accumulated
	amount	amortization	Net

Indefinite life intangible assets:
Trademarks and trade names	$23,750	$-	$23,750
Licenses	29,850	-	29,850
	$53,600	$-	$53,600

Finite life intangible assets:
Mortgage servicing rights	$100,229	$1,274	$98,955
Customer lists and relationships	304,647	123,606	181,041
Investment management contracts	270,600	48,578	222,022
Franchise rights	5,068	4,604	464
Trademarks and trade names	11,922	3,170	8,752
Management contracts and other	20,699	10,320	10,379
Backlog	8,076	4,038	4,038
	$721,241	$195,590	$525,651

	$774,841	$195,590	$579,251

	Gross
June 30, 2019	carrying	Accumulated
	amount	amortization	Net

Indefinite life intangible assets:
Trademarks and trade names	$23,854	$-	$23,854
	$23,854	$-	$23,854

Finite life intangible assets:
Customer lists and relationships	$299,069	$105,144	$193,925
Investment management contracts	270,600	24,289	246,311
Franchise rights	5,152	4,309	843
Trademarks and trade names	12,432	3,674	8,758
Management contracts and other	16,060	8,497	7,563
	$603,313	$145,913	$457,400

	$627,167	$145,913	$481,254

In May 2020, the Company acquired MSR intangible assets in its acquisition of Colliers Mortgage. MSR intangible assets represent the carrying value of servicing assets in the Americas segment. The MSR asset is being amortized over the estimated period that the net servicing income is expected to be received. The amount of MSRs recognized in 2020 are summarized in the table below.

2020

Balance, January 1	$-
Recognized on business acquisitions	99,865
Additions, following the sale of loan	480
Amortization expense	(1,274)
Pre-payments and write-offs	(116)
Balance, June 30	$98,955

The following is the estimated future expense for amortization of the recorded MSRs and other intangible assets for each of the next five years and thereafter:

	MSRs	Other Intangibles	Total
2020 (remaining six months)	$7,647	31,705	$39,352
2021	14,494	57,752	72,246
2022	13,873	54,721	68,594
2023	13,477	52,087	65,564
2024	12,540	44,324	56,864
Thereafter	36,924	186,107	223,031
	$98,955	426,696	$525,651

9.	Long-term debt

The Company has a multi-currency senior unsecured revolving credit facility (the “Revolving Credit Facility”) of $1,000,000. The Revolving Credit Facility has a 5-year term ending April 30, 2024 and bears interest at an applicable margin of 1.25% to 2.50% over floating reference rates, depending on financial leverage ratios. The weighted average interest rate at June 30, 2020 was 2.9% (2019 – 3.4%). The Revolving Credit Facility had $607,989 of available un-drawn credit as at June 30, 2020. As of June 30, 2020, letters of credit in the amount of $11,754 were outstanding ($9,836 as at December 31, 2019). The Revolving Credit Facility requires a commitment fee of 0.25% to 0.5% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Revolving Credit Facility by up to $250,000 on the same terms and conditions.

The Company has outstanding €210,000 of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes”), which are held by a group of institutional investors. The Senior Notes have a 10-year term ending May 30, 2028.

The Revolving Credit Facility and the Senior Notes rank equally in terms of seniority and have similar financial covenants. The Company is required to maintain financial covenants including leverage and interest coverage. The Company was in compliance with these covenants as of June 30, 2020. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.	Convertible notes

On May 19, 2020, the Company issued $230,000 aggregate principal of 4.0% Convertible Senior Subordinated Notes (the “Convertible Notes”) at par value. The Convertible Notes will mature on June 1, 2025 and bear interest of 4.0% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. See Note 2 for further details. The Convertible Notes are unsecured and subordinated to all of the Company’s existing and future secured indebtedness, and are treated as equity for financial leverage calculations under the Company’s Revolving Credit Facility and Senior Notes.

At the holder’s option, the Convertible Notes may be converted at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 17.2507 Subordinate Voting Shares per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of $57.97 per Subordinate Voting Share.

The Company, at its option, may also redeem the Convertible Notes, in whole or in part, on or after June 1, 2023 at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, provided that the last reported trading price of the Subordinate Voting Shares for any 20 trading days in a consecutive 30 trading day period preceding the date of the notice of redemption is not less than 130% of the conversion price.

Subject to specified conditions, the Company may elect to repay some or all of the outstanding principal amount of the Convertible Notes, on maturity or redemption, through the issuance of Subordinate Voting Shares.

In connection with the issuance of the Convertible Notes, the Company incurred financing costs of $6,642 which are being amortized over five years using the effective interest rate method. For the quarter ended June 30, 2020 there was $104 of financing fee amortization included in interest expense within the accompanying Consolidated Statements of Earnings. The effective interest rate on the Convertible Notes is approximately 4.3%.

11.	Warehouse lines of credit

The following table summarizes the Company’s warehouse lines of credit as at June 30, 2020:

	June 30, 2020
	Maximum	Carrying
	Capacity	Value

LIBOR plus 1.60%, expires October 21, 2020	$125,000	$20,338
LIBOR plus 1.60%	125,000	4,248
	$250,000	$24,586

The Company has warehouse lines of credit established with financial institutions exclusively for the purpose of funding warehouse receivables. The warehouse lines of credit are revolving and are secured by warehouse loans originated, if any.

12.	AR Facility

On April 12, 2019, the Company established a structured accounts receivable facility (the “AR Facility”) with committed availability of $125,000 and an initial term of 364 days, unless extended or an earlier termination event occurs. On April 27, 2020, the Company extended the term of AR Facility for another 364 days. Under the AR Facility, certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities then sell 100% of the Receivables to a third-party financial institution (the “Purchaser”). Although the special purpose entities are wholly owned subsidiaries of the Company, they are separate legal entities with their own separate creditors who will be entitled, upon their liquidation, to be satisfied out of their assets prior to any assets or value in such special purpose entities becoming available to their equity holders and their assets are not available to pay other creditors of the Company. As of June 30, 2020, the Company had drawn $111,810 under the AR Facility.

All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Following the sale and transfer of the Receivables to the Purchaser, the Receivables are legally isolated from the Company and its subsidiaries, and the Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the Receivables. Receivables sold are derecognized from the consolidated balance sheet. The Company continues to service, administer and collect the Receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for impairment or increased obligation at each reporting date. As of June 30, 2020, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“Deferred Purchase Price” or “DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the Receivables are collected; however, due to the revolving nature of the AR Facility, cash collected from the Company's customers is reinvested by the Purchaser monthly in new Receivable purchases under the AR Facility. For the six months ending June 30, 2020, Receivables sold under the AR Facility were $552,019 and cash collections from customers on Receivables sold were $572,040, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of June 30, 2020, the outstanding principal on trade accounts receivable, net of Allowance for Doubtful Accounts, sold under the AR Facility was $98,582; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $78,892. See note 14 for fair value information on the DPP.

For the six months ended June 30, 2020, the Company recognized a loss related to Receivables sold of $68 (2019 - $455 loss) that was recorded in other expense in the consolidated statement of earnings. Based on the Company’s collection history, the fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the six months ended June 30, 2020 were $6,705.

13.	Variable interest entities

The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of fee arrangements and equity co-investments (typically 1%-2%).

The following table provides the maximum exposure to loss related to these non-consolidated VIEs:

	June 30, 2020	December 31, 2019

Investments in unconsolidated subsidiaries	$3,021	$1,981
Co-investment commitments	17,121	7,969
Maximum exposure to loss	$20,142	$9,950

14.	Fair value measurements

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2020:

	Carrying value at	Fair value measurements
	June 30, 2020	Level 1	Level 2	Level 3

Assets
Financial instruments and other inventory positions owned:
Equity securities	$3,207	$3,148	$59	$-
Debt securities	13,036	-	13,036	-
Derivative assets	21,697	-	21,697	-
Total financial instruments and other inventory positions owned:	37,939	3,148	34,791	-

Cash equivalents	19,929	19,929	-	-
Warehouse receivables	30,586	-	30,586	-
Deferred Purchase Price on AR Facility	64,808	-	-	64,808
Total assets	$153,261	$23,076	$65,377	$64,808

Liabilities
Derivative liability	$15,340	$-	$15,340	$-
Interest rate swap liability	10,188	-	10,188	-
Contingent consideration liability	75,052	-	-	75,052
Total liabilities	$100,580	$-	$25,528	$75,052

Cash equivalents

Cash equivalents include highly liquid investments with original maturities of less than three months. Actively traded cash equivalents where a quoted price is readily available are classified as Level 1 in the fair value hierarchy.

Financial instruments and other inventory positions owned

The Company records financial instruments and other inventory positions owned at fair value on the Consolidated Balance Sheets. These financial instruments are valued based on observable market data that may include quoted market prices dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instruments terms and conditions and are classified as Level 2 of the fair value hierarchy.

Certain investments in equity securities where quoted prices are readily available are classified as Level 1 in the fair value hierarchy. The Company increases or decreases its investment each reporting period by the change in the fair value of the investment reported in net earnings on the Consolidated Statements of Earnings.

Warehouse receivables

As at June 30, 2020, all of the Company’s warehouse receivables were under commitment to be purchased by a GSE or by a qualifying investor. These assets are classified as Level 2 in the fair value hierarchy as a substantial majority of the inputs are readily observable.

Interest rate swaps

In April 2017, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 1.897% plus the applicable margin. The swaps have a maturity of January 18, 2022. The swaps are being accounted for as cash flow hedges and are measured at fair value on the balance sheet. Gains or losses on the swaps, which are determined to be effective as hedges, are reported in other comprehensive income.

In December 2018, the Company entered into additional interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. The swaps have a maturity of April 30, 2023. The swaps are being accounted for as cash flow hedges and are measured at fair value on the balance sheet. Gains or losses on the swaps, which are determined to be effective as hedges, are reported in other comprehensive income.

Mortgage-related derivatives

The fair value of interest rate lock commitments and forward sale commitments are derivatives and considered Level 2 valuations. Fair value measurements for both interest rate lock commitments and forward sales commitment consider observable market data, particularly changes in interest rates. In the case of interest rate lock commitments, the fair value measurement also considers the expected net cash flows associated with the servicing of the loans or the fair value of MSRs. However, the Company has evaluated the impact of the fair value of the MSRs on the fair value of the derivatives and they do not have a significant impact on the derivative fair values. The Company also considers the impact of counterparty non-performance risk when measuring the fair value of these derivatives. Given the credit quality of the Company’s counterparties, the short duration of interest rate lock commitments and forward sales contracts and the Company’s historical experience, the risk of nonperformance by the counterparties does not have a significant impact on the determination of fair value.

AR Facility deferred purchase price (“DPP”)

The Company recorded a DPP under its AR Facility. The DPP represents the difference between the fair value of the Receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is remeasured each reporting period in order to account for activity during the period, including the seller’s interest in any newly transferred Receivables, collections on previously transferred Receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying Receivables are short-term and of high credit quality. The DPP is valued using Level 3 inputs, primarily discounted cash flows, with the significant inputs being discount rates ranging from 2.5% to 4.0% depending upon the aging of the Receivables. See note 12 for information on the AR Facility.

2020
Balance, January 1	$69,873
Additions to DPP	21,357
Collections on DPP	(26,459)
Fair value adjustment	(68)
Foreign exchange and other	105
Balance, June 30	$64,808

Contingent acquisition consideration

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 2.1% to 8.5%, with a weighted average of 4.8%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 2.1% and 3.8% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $2,500.

Changes in the fair value of the contingent consideration liability comprises the following:

2020
Balance, January 1	$84,993
Amounts recognized on acquisitions	9,250
Fair value adjustments (note 6)	(4,852)
Resolved and settled in cash	(14,271)
Other	(67)
Balance, June 30	$75,052

Less: current portion	$8,656
Non-current portion	$66,396

The carrying amounts for cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of non-current receivables, advisor loans and long-term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates.

The following are estimates of the fair values for other financial instruments:

	June 30, 2020		December 31, 2019
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$15,426	$15,426	$16,678	$16,678
Advisor loans receivable (non-current)	44,120	44,120	48,283	48,283
Long-term debt (non-current)	384,367	384,367	372,281	372,281
Senior Notes	234,994	241,131	234,901	254,858
Convertible Notes	223,462	230,000	-	-

Other receivables include notes receivable from non-controlling interests and non-current income tax recoverable.

15.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2020

Balance, January 1	$359,150
RNCI share of earnings	7,011
RNCI redemption increment	11,025
Distributions paid to RNCI	(21,414)
Purchase of interests from RNCI, net	(23,871)
RNCI recognized on business acquisitions	43,156
Balance, June 30	$375,057

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of June 30, 2020 was $345,296 (2019 - $333,064). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at June 30, 2020, approximately 5,900,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

16.	Net earnings per common share

Earnings per share calculations cannot be anti-dilutive, therefore neither (i) common shares potentially issuable on exercise of stock options nor (ii) common shares potentially issuable upon conversion of the Convertible Notes are used in the denominator when the numerator is in a loss position.

The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2020	2019	2020	2019

Basic shares	39,930	39,532	39,902	39,416
Exercise of stock options	-	422	-	471
Conversion of Convertible Notes	-	-	-	-
Diluted shares	39,930	39,954	39,902	39,887

17.	Stock-based compensation

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries, other than its Chairman & CEO who has a Long Term Arrangement as described in note 19. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at June 30, 2020, there were 845,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 40,000 stock options granted during the six months ended June 30, 2020 (2019 - 515,000). Stock option activity for the six months ended June 30, 2020 was as follows:

			Weighted average
		Weighted	remaining	Aggregate
	Number of	average	contractual life	intrinsic
	options	exercise price	(years)	value
Shares issuable under options -
December 31, 2019	2,001,600	$58.96
Granted	40,000	57.44
Exercised	(153,600)	39.10
Shares issuable under options -
June 30, 2020	1,888,000	$60.54	2.9	$10,123
Options exercisable - June 30,2020	462,000	$38.96	1.2	$8,478

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2020 was $4,224 (2019 - $3,640). As of June 30, 2020, there was $10,296 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the six month period ended June 30, 2020, the fair value of options vested was $4,720 (2019 - $5,327).

18.	Income tax

The provision for income tax for the six months ended June 30, 2020 reflected an effective tax rate of 36.1% (2019 - 26.0%) relative to the combined statutory rate of approximately 26.5% (2019 - 26.5%). The current year’s rate was impacted by the reversal of a $2,030 tax benefit related to a cross-border financing structure pursuant to a change in tax law applied retroactively to 2019.

19.	Commitments and Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015 (the “Long Term Arrangement”), the Company agreed that it will make payments to Jay S. Hennick, its Chairman & Chief Executive Officer (“CEO”), that are contingent upon the arm’s length acquisition of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the Chairman & CEO’s family, their holding companies and trusts. The agreement provides for the Chairman & CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length acquisition of control of the Company took place on June 30, 2020, the amount required to be paid to the Chairman & CEO, based on a market price of C$77.90 per Subordinate Voting Share, would be US$217,711.

In May 2020, the Company acquired a controlling interest in Colliers Mortgage, a lender in the Fannie Mae DUS Program. Commitments for the origination and subsequent sale and delivery of loans to Fannie Mae represent those mortgage loan transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to Fannie Mae. As discussed in note 14, the Company accounts for these commitments as derivatives recorded at fair value.

Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the DUS Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of June 30, 2020, the Company has funded and sold loans subject to such loss-sharing arrangements with an aggregate unpaid principal balance of approximately $3,500,000.

For all DUS Program loans with loss-sharing obligations, the Company records a liability equal to the estimated fair value of the guarantee obligations undertaken upon sale of the loan, which reduces the gain on sale of the loan. Subsequently, the liability is amortized over the estimated life of the loan and recorded as an increase in revenue on the Consolidated Statements of Earnings. The Company performs a quarterly analysis of the loans subject to loss-sharing to determine expected credit losses and records a liability for loan loss guarantee reserve. Changes to the loan loss guarantee reserve are recognized as an expense. The loan loss guarantee reserve is included in other liabilities on the Consolidated Balance Sheets. As at June 30, 2020 the loan loss guarantee reserve was $16,367.

Pursuant to the Company’s licenses with Fannie Mae, Ginnie Mae and HUD the Company is required to maintain certain standards for capital adequacy which include minimum net worth and liquidity requirements. If it is determined at any time that the Company fails to maintain appropriate capital adequacy, the licensor reserves the right to terminate the Company’s servicing authority for all or some of the portfolio. At June 30, 2020, the licensees were in compliance with all such requirements.

20.	Revenue

Disaggregated revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and region as presented in the following table.

OPERATING SEGMENT REVENUES
			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended June 30

2020
Lease brokerage	$102,414	$19,885	$14,469	$-	$-	$136,768
Capital markets	71,615	23,044	20,346	-	-	115,005
Property management	64,244	14,495	34,419	-	-	113,158
Valuation and advisory	32,963	19,900	16,653	-	-	69,516
Project management	29,863	21,300	11,746	-	-	62,909
Loan Servicing	4,094	31	-	-	-	4,125
IM - Advisory	-	-	-	38,582	-	38,582
IM - Incentive Fees	-	-	-	-	-	-
IM - Transaction and Other	-	-	-	2,807	-	2,807
Other	3,692	959	2,472	-	213	7,336
Total Revenue	$308,885	$99,614	$100,105	$41,389	$213	$550,206

2019
Lease brokerage	$188,250	$35,958	$28,916	$-	$250	$253,374
Capital markets	95,103	39,466	29,034	-	-	163,603
Property management	65,476	19,432	34,931	-	-	119,839
Valuation and advisory	37,308	25,033	16,202	-	-	78,543
Project management	30,949	30,894	12,726	-	-	74,569
Loan Servicing	283	-	-	-	-	283
IM - Advisory	-	-	-	41,884	-	41,884
IM - Incentive Fees	-	-	-	4,321	-	4,321
IM - Transaction and Other	-	-	-	697	-	697
Other	4,016	812	3,290	-	286	8,404
Total Revenue	$421,385	$151,595	$125,099	$46,902	$536	$745,517

Six months ended June 30

2020
Lease brokerage	$230,781	$40,942	$29,555	$-	$-	$301,278
Capital markets	165,856	54,981	37,171	-	-	258,008
Property management	132,425	30,571	69,015	-	-	232,011
Valuation and advisory	74,845	41,626	29,686	-	-	146,157
Project management	61,499	46,468	26,761	-	-	134,728
Loan Servicing	4,990	63	-	-	-	5,053
IM - Advisory	-	-	-	78,273	-	78,273
IM - Incentive Fees	-	-	-	2,260	-	2,260
IM - Transaction and Other	-	-	-	6,681	-	6,681
Other	8,479	2,045	5,351	-	510	16,385
Total Revenue	$678,875	$216,696	$197,539	$87,214	$510	$1,180,834

2019
Lease brokerage	$328,039	$57,662	$49,207	$-	$250	$435,158
Capital markets	181,706	71,691	62,071	-	-	315,468
Property management	129,272	38,581	69,936	-	-	237,789
Valuation and advisory	73,060	44,088	30,041	-	-	147,189
Project management	59,358	58,005	21,105	-	-	138,468
Loan Servicing	720	-	-	-	-	720
IM - Advisory	-	-	-	73,313	-	73,313
IM - Incentive Fees	-	-	-	15,508	-	15,508
IM - Transaction and Other	-	-	-	1,171	-	1,171
Other	8,056	2,032	5,056	-	712	15,856
Total Revenue	$780,211	$272,059	$237,416	$89,992	$962	$1,380,640

Revenue associated with the Company’s debt finance and loan servicing operations are outside the scope of ASC Topic 606. In the three months ended June 30, 2020, $5,118 of revenue was excluded from the scope of ASC Topic 606. These revenues were included entirely within the Americas segment within capital markets and loan servicing revenue.

Contract balances

As at June 30, 2020, the Company had contract assets totaling $48,429 of which $41,026 was current ($48,934 as at December 31, 2019 - of which $42,772 was current). During the six months ended June 30, 2020, approximately 71% of the current contract assets were moved to accounts receivable or sold under the AR Facility (Note 12).

As at June 30, 2020, the Company had contract liabilities (all current) totaling $19,884 ($24,133 as at December 31, 2019). Revenue recognized for the three months ended June 30, 2020 totaled $1,936 (2019 - $2,450) the six months ended June 30, 2020 totaled $20,041 (2019 - $25,496) that was included in the contract liability balance at the beginning of the year.

Certain constrained brokerage fees, outsourcing and advisory fees and investment management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. Typically, less than 5% of brokerage revenue recognized in a period had previously been constrained and substantially all investment management incentive fees, including carried interest, recognized in the period were previously constrained.

21.	Segmented information

Operating segments

Colliers has identified four reportable operating segments. Three segments are grouped geographically into Americas, Asia Pacific and EMEA. The Investment Management segment operates in the Americas and EMEA. The groupings are based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office

OPERATING SEGMENTS
			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended June 30

2020
Revenues	$308,885	$99,614	$100,105	$41,389	$213	$550,206
Depreciation and amortization	9,348	5,217	3,514	6,685	1,176	25,940
Operating earnings (loss)	3,415	(3,267)	5,091	10,648	(1,364)	14,523

2019
Revenues	$421,385	$151,595	$125,099	$46,902	$536	$745,517
Depreciation and amortization	9,019	5,759	1,436	6,629	935	23,778
Operating earnings (loss)	25,619	10,842	12,539	12,249	(4,051)	57,198

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Six months ended June 30

2020
Revenues	$678,875	$216,696	$197,539	$87,214	$510	$1,180,834
Depreciation and amortization	17,418	10,660	7,117	13,320	2,315	50,830
Operating earnings (loss)	26,125	(16,718)	6,319	22,426	(5,091)	33,061

2019
Revenues	$780,211	$272,059	$237,416	$89,991	$962	$1,380,639
Depreciation and amortization	17,280	11,341	2,894	13,239	1,693	46,447
Operating earnings (loss)	41,787	696	21,755	15,886	(9,529)	70,595

Geographic information

Revenues in each geographic region are reported by customer locations.

GEOGRAPHIC INFORMATION
	Three months ended		Six months ended
	June 30		June 30
	2020	2019	2020	2019

United States
Revenues	$271,483	$363,535	$588,562	$675,577
Total long-lived assets			1,240,104	1,081,240

Canada
Revenues	$63,349	$85,917	$144,545	$160,065
Total long-lived assets			82,902	89,939

Euro currency countries
Revenues	$50,929	$82,859	$119,261	$155,014
Total long-lived assets			287,656	301,518

Australia
Revenues	$38,910	$54,918	$77,793	$98,323
Total long-lived assets			79,652	83,572

United Kingdom
Revenues	$29,948	$39,364	$59,671	$70,885
Total long-lived assets			76,390	85,196

Other
Revenues	$95,587	$118,924	$191,002	$220,776
Total long-lived assets			173,721	119,433

Consolidated
Revenues	$550,206	$745,517	$1,180,834	$1,380,640
Total long-lived assets			1,940,425	1,760,898

22.	Subsequent event

On July 13, 2020, the Company completed the acquisition of a controlling interest in Maser Consulting P.A., an engineering and design firm operating in the United States. Total initial cash consideration was $82,116. This acquisition will be accounted for using the acquisition method of accounting for business combinations.

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the three and six months ended June 30, 2020

(in US dollars)

August 7, 2020

The following management’s discussion and analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the three and six month periods ended June 30, 2020 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2019. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the six month period ended June 30, 2020 and up to and including August 7, 2020.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the second quarter ended June 30, 2020 were $550.2 million, a decrease of 26% versus the prior year quarter (25% in local currency), primarily attributable to sharply lower Leasing and Capital Markets activity due to the COVID-19 pandemic, which started in Asia in February 2020 and in the rest of the world in March 2020. Our recurring Outsourcing & Advisory and Investment Management revenue streams were largely stable despite the pandemic. Diluted net earnings per common share were a loss of $0.26 relative to $0.60 in the prior year quarter with the decrease attributable to lower operating margins, restructuring costs to adjust costs to lower revenues in light of the pandemic and higher non-controlling interest stemming from strong performance in our non-wholly owned Investment Management operations. Adjusted earnings per share, which exclude restructuring costs, non-controlling interest redemption increment and amortization of intangible assets (see “Reconciliation of non-GAAP financial measures” below) for the second quarter of 2020 were $0.70, down 36% from $1.10 in the prior year quarter. Adjusted earnings per share and GAAP net earnings per share for the quarter ended June 30, 2020 would have been approximately $0.02 higher excluding the impact of changes in foreign exchange rate.

During the first six months of 2020, we completed the acquisition of our Colliers International affiliate in Austin, Texas and acquired a controlling interest in four subsidiaries of Dougherty Financial Group LLC – Dougherty Mortgage LLC, Dougherty & Company LLC, Dougherty Funding LLC and Dougherty Insurance Agency LLC. Dougherty’s mortgage banking operations have rebranded as “Colliers Mortgage” which provides specialty debt financing through its relationships with US government sponsored enterprises (“GSEs”) while all brokerage, investment banking, capital markets and public finance services will be carried on through newly branded “Colliers Securities” which is licensed under the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Subsequent to quarter end, on July 13, 2020, we acquired a controlling interest in Maser Consulting P.A. (“Maser”), a leading multi-disciplinary engineering design and consulting firm in the U.S. The operations will be rebranded as “Colliers Engineering Services” in the first half of 2021.

On May 19, 2020, we completed an offering of 4% Convertible Senior Subordinated Notes due 2025 (the “Convertible Notes”) for $223.8 million in net proceeds.

With the closing of Colliers Mortgage acquisition, Colliers has renamed its Sales Brokerage service line to Capital Markets, which now includes sales brokerage, mortgage origination and mortgage investment banking revenues. In addition, the Company added mortgage loan servicing under its Outsourcing & Advisory revenues. For both the three and six month periods ended June 30, 2020, local currency revenue declines were primarily attributable to reduced transactional Leasing and Capital Markets activity due to the COVID-19 pandemic.

	Three months ended				Six months ended
(in thousands of US$)	June 30		Change	Change	June 30		Change	Change
(LC = local currency)	2020	2019	in US$ %	in LC%	2020	2019	in US$ %	in LC%

Outsourcing & Advisory	$257,044	$281,638	-9%	-6%	$534,334	$540,022	-1%	1%
Investment Management	41,389	46,902	-12%	-12%	87,214	89,992	-3%	-3%
Leasing	136,768	253,374	-46%	-45%	301,278	435,158	-31%	-30%
Capital Markets	115,005	163,603	-30%	-28%	258,008	315,468	-18%	-17%
Total revenues	$550,206	$745,517	-26%	-25%	$1,180,834	$1,380,640	-14%	-13%

Results of operations – three months ended June 30, 2020

Revenues for our second quarter were $550.2 million, 26% lower compared to the prior year quarter (25% in local currency). Acquisitions contributed 1% to local currency revenue growth while internally generated revenues were down 26% driven primarily by declines in transactional Leasing and Capital Markets activity due to the COVID-19 pandemic in each region.

Operating earnings for the quarter were $14.5 million versus $57.2 million in the prior year quarter. The operating earnings margin was 2.6% versus 7.7% in the prior year period with the decrease attributable to lower revenues, service mix and restructuring costs incurred to adjust costs to expected revenues. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) for the quarter was $60.0 million, down 31% versus $87.3 million in the prior year quarter. Adjusted EBITDA margin declined by 80 basis points to 10.9% as compared to 11.7% in the second quarter of 2019.

Depreciation expense was $8.9 million relative to $8.5 million in the prior year quarter, with the increase attributable to increased investments in office leaseholds and the impact of recent business acquisitions.

Amortization expense was $17.1 million relative to $15.2 million in the prior year quarter, with the increase attributable mainly to recent acquisitions, including those of Synergy Property Development (Synergy) and Colliers Mortgage.

Net interest expense for the quarter was $6.2 million, down from $8.3 million in the prior year quarter. The average interest rate on debt during the period was 2.9%, versus 3.9% in prior year period with the decline attributable to a decline in floating reference rates.

Consolidated income tax expense for the second quarter was $2.1 million relative to $13.2 million in the second quarter of 2019, reflecting effective tax rates of 25% and 27%, respectively, with a decrease in earnings before income tax in certain high tax rate jurisdictions. The effective tax rate for the full year is expected to be 29% to 30%.

Net earnings were $6.5 million, compared to $35.6 million in the prior year period.

Americas region revenues totalled $308.9 million for the second quarter compared to $421.4 million in the prior year quarter, down 27% (26% in local currency) on reduced Leasing and Capital Markets activity across the region. Leasing was more heavily impacted as occupiers of office space, particularly in central business districts, deferred decisions on future lease commitments. Outsourcing & Advisory revenues were flat in the quarter. Foreign exchange headwinds negatively impacted revenue growth by 1%. Adjusted EBITDA was $24.4 million, versus $36.2 million in the prior year quarter. GAAP operating earnings were $3.4 million, relative to $25.6 million in the prior year quarter.

EMEA region revenues totalled $99.6 million for the second quarter compared to $151.6 million in the prior year quarter, down 34% (32% in local currency) on lower activity in each service line, including Outsourcing & Advisory which was impacted by delays in executing on-site turnkey project management assignments due to the pandemic. Foreign exchange headwinds negatively impacted revenue growth by 2%. Adjusted EBITDA was $6.3 million, versus $19.0 million in the prior year. GAAP operating earnings were a loss of $3.3 million as compared to $10.8 million in the second quarter of 2019.

Asia Pacific region revenues totalled $100.1 million for the second quarter compared to $125.1 million in the prior year quarter, down 20% (16% in local currency) on lower Leasing and Capital Markets activity. Outsourcing & Advisory revenues were up slightly in the quarter, including incremental revenues from the recent Synergy acquisition. Foreign exchange headwinds negatively impacted revenue growth by 4%. Adjusted EBITDA was $12.3 million, down from $14.2 million. GAAP operating earnings were $5.1 million, down from $12.5 million in the prior year quarter.

Investment Management revenues for the second quarter were $41.4 million compared to $46.9 million in the prior year quarter, down 12% (12% in local currency). The second quarter revenue decline was primarily attributable to a $4.3 million reduction in passthrough revenue from legacy carried interest versus the prior year quarter. Adjusted EBITDA was $17.4 million relative to $19.2 million in the prior year quarter, attributable to changes in the timing of certain European transaction fees, which were earned in the first quarter of 2020 versus the second quarter of 2019. GAAP operating earnings were $10.6 million in the quarter, versus $12.2 million in the prior year quarter. Assets under management were $35.7 billion at June 30, 2020, up 2% from $35.1 billion at March 31, 2020 and up 18% from $30.3 billion at June 30, 2019.

Unallocated global corporate costs as reported in Adjusted EBITDA were $0.3 million in the second quarter, relative to $1.3 million in the prior year quarter and were favorably impacted by lower insurance costs and lower variable expenses. The corporate GAAP operating loss for the quarter was $1.4 million, relative to $4.1 million in the second quarter of 2019.

Results of operations – six months ended June 30, 2020

For the six months ended June 30, 2020, revenues were $1.18 billion, 14% lower compared to the prior year period (13% in local currency), impacted primarily by the pandemic. Acquisitions contributed 2% to local currency revenue growth while internally generated revenues were down 15%.

Operating earnings were $33.1 million versus $70.6 million in the prior year period. The operating earnings margin was 2.8% versus 5.1% in the prior year period with the decrease attributable to lower revenues, service mix and restructuring costs incurred to adjust costs to expected revenues. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) for the six month period was $114.4 million, down 13% versus $130.9 million in the prior year period. Adjusted EBITDA margin increased by 20 basis points to 9.7% as compared to 9.5% in the comparable prior year period despite the revenue decline, primarily due to strong first quarter results in our Investment Management segment.

Depreciation expense was $17.7 million relative to $16.5 million in the prior year period, with the increase attributable to increased investments in office leaseholds and the impact of recent business acquisitions.

Amortization expense was $33.1 million relative to $30.0 million in the prior year period, with the increase attributable mainly to recent acquisitions.

Net interest expense was $13.8 million, down from $15.5 million in the prior year period. The average interest rate on debt during the period was 2.8%, versus 3.8% in prior year period with the decline attributable to a decline in floating reference rates.

Consolidated income tax expense for the six month period was $7.4 million relative to $14.4 million in the prior year period, reflecting effective tax rates of 36% and 26%, respectively. The tax rate for the six months ended June 30, 2020 was impacted by the reversal of a $2.0 million tax benefit recorded in 2019 due to a change in tax law applied retroactively.

Net earnings were $12.9 million, compared to $41.0 million in the prior year period.

Americas region revenues totalled $678.9 million for the six months ended June 30, 2020 compared to $780.2 million in the prior year period, down 13% (12% in local currency) on reduced Leasing and Capital Markets activity in the second quarter, partially offset by an increase in Outsourcing & Advisory revenues. Foreign exchange headwinds negatively impacted revenue growth by 1%. Adjusted EBITDA was $55.5 million, versus $62.4 million in the prior year period. GAAP operating earnings were $26.1 million, relative to $41.8 million in the prior year period.

EMEA region revenues totalled $216.7 million compared to $272.1 million in the prior year period, down 20% (18% in local currency) on lower activity in each service line, primarily in the second quarter. Foreign exchange headwinds negatively impacted revenue growth by 2%. Adjusted EBITDA was $2.7 million, versus $16.5 million in the prior year period. GAAP operating earnings were a loss of $16.7 million as compared to $0.7 million in the comparable prior year period.

Asia Pacific region revenues totalled $197.5 million compared to $237.4 million in the prior year period, down 17% (13% in local currency) on lower Leasing and Capital Markets activity throughout the period, partially offset by an increase in Outsourcing & Advisory revenues. Foreign exchange headwinds negatively impacted revenue growth by 4%. Adjusted EBITDA was $17.5 million, down from $25.1 million. GAAP operating earnings were $6.3 million, down from $21.8 million in the prior year period.

Investment Management revenues were $87.2 million compared to $90.0 million in the prior year period, down 3% (3% in local currency). Passthrough revenue from historical carried interest represented $2.3 million for the six months ended June 30, 2020 versus $15.5 million in the prior year period. Adjusted EBITDA was $35.8 million relative to $29.5 million in the prior year period. GAAP operating earnings were $22.4 million, versus $15.9 million in the prior year period.

Global corporate results as reported in Adjusted EBITDA were $2.9 million, relative to a loss of $2.6 million in the prior year period, attributable to foreign exchange gains and lower compensation accruals. The corporate GAAP operating loss was $5.1 million, relative to $9.5 million in the prior year period.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any further quarter.

Summary of quarterly results - years ended December 31, 2020, 2019 and 2018

(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2020
Revenues	$630,628	550,206
Operating earnings	18,537	14,523
Net earnings	6,458	6,483
Basic net earnings per common share	0.12	(0.26)
Diluted net earnings per common share	0.11	(0.26)

Year ended December 31, 2019
Revenues	$635,123	$745,517	$736,883	$928,288
Operating earnings	13,397	57,198	48,175	99,428
Net earnings	5,463	35,575	28,672	67,876
Basic net earnings per common share	0.04	0.60	0.75	1.21
Diluted net earnings per common share	0.04	0.60	0.74	1.20

Year ended December 31, 2018
Revenues	$552,473	$667,350	$715,721	$889,883
Operating earnings	15,745	45,569	41,956	98,128
Net earnings	8,541	28,804	25,382	65,847
Basic net earnings per common share	0.13	0.61	0.41	1.34
Diluted net earnings per common share	0.13	0.60	0.41	1.33

Other data
Adjusted EBITDA - 2020	$54,454	59,962
Adjusted EBITDA - 2019	43,571	$87,323	$84,262	$144,320
Adjusted EBITDA - 2018	36,140	$69,427	$72,665	$133,203
Adjusted EPS - 2020	0.54	0.70
Adjusted EPS - 2019	0.51	1.10	1.04	2.01
Adjusted EPS - 2018	0.45	0.95	0.92	1.77

Impact of COVID-19 pandemic

The full impact of the pandemic continues to remain uncertain. The Company is updating the working assumption previously provided to reflect: (i) better than anticipated results for the second quarter across all service lines and regions; and (ii) the recently completed acquisitions of Colliers Mortgage and Maser Consulting. The updated working assumption for the full year 2020 (relative to 2019), is as follows:

	Previous	Updated	Add acquisitions	Updated with acquisitions
Revenue	-15% to -25%	-15% to -25%	+5%	-10% to -20%
Adjusted EBITDA	-25% to -35%	-20% to -30%	+5%	-15% to -25%

This working assumption is based on the best available information and is subject to change based on numerous macroeconomic, health, social, political and related factors - see “Risks associated with COVID-19 pandemic”.

Transactional Leasing and Capital Markets revenues are expected to remain below 2019 levels, although the scale of decline should moderate in the third and fourth quarters. Investment Management and Outsourcing & Advisory are expected to remain relatively stable for the balance of the year with some variability depending on market conditions.

The Company has taken significant steps to adjust costs to expected revenues across all service lines, including reductions to support, administrative and leadership and related costs. Expenses incurred in connection with these reductions are recorded as restructuring costs. The Company may take further cost reduction measures in future quarters.

The Company received wage subsidies totalling $10.2 million during the second quarter ended June 30, 2020 from governments in several countries. These subsidies were recorded in earnings as a modest offset to employment costs in cost of revenues. The Company may receive further government wage subsidies in future quarters.

As of June 30, 2020, the Company’s leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA was 1.5x (down from 1.7x from the same quarter in 2019), relative to a maximum of 3.5x permitted under its debt agreements. As of the same date, the Company had $608 million of unused credit under its committed revolving credit facility maturing in April 2024.

As a result of the changes in the current economic environment related to the COVID-19 pandemic, management has performed asset impairment testing across the Company’s reporting units. Management has concluded that no impairment loss is required to be recognized as of June 30, 2020. The testing considered a range of scenarios, but is subject to significant estimation uncertainty given the factors noted above. If there are future adverse developments, impairment losses may be required to be recognized.

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. Historically, Sales Brokerage operations comprised approximately 25% of consolidated annual revenues. Variations can also be caused by business acquisitions which alter the consolidated service mix.

Liquidity and capital resources

Net cash used in operating activities for the six month period ended June 30, 2020 was $93.0 million, versus cash flow generation of $36.8 million in the prior year period. Adjusting for the cash impact of the AR Facility as well as collections of the deferred purchase price related to AR Facility in both periods, net cash usage in operating activities was $54.2 million, an improvement versus $75.3 million of usage for the six month period ended June 30, 2019. The reduced cash usage is primarily attributable to a reduction of working capital in the business, primarily accounts receivable, but also from the benefit of government tax payment deferral programs. Our working assumption is a decline in cash flow from operating activities in the second half of the year relative to the prior year period in light of reduced earnings related to the pandemic. We believe that cash from operations and other existing resources, including our $1.0 billion multi-currency revolving credit facility (the “Revolving Credit Facility”), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six month period ended June 30, 2020, capital expenditures were $19.0 million. Capital expenditures for the year ending December 31, 2020 are expected to be $40-$50 million.

Net indebtedness as at June 30, 2020 was $480.0 million, versus $496.4 million at December 31, 2019, which excludes the Convertible Notes. Including the Convertible Notes, our net indebtedness as at June 30, 2020 would have been $703.5 million. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our agreements relating to our debt agreements as at June 30, 2020 and, based on our working assumption, we expect to remain in compliance with these covenants.

Colliers Mortgage utilizes warehouse lines of credit for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse lines of credit which fund loans that GSEs have committed to purchase. The warehouse lines of credit are excluded from the financial leverage calculations under our debt agreements.

During the fourth quarter of 2019, we acquired certain real estate assets located in the United Kingdom to seed a new Investment Management fund. During the second quarter of 2020, these real estate assets, and corresponding liabilities, were transferred to the fund without gain or loss.

On May 19, 2020, we completed an offering of 4% Convertible Senior Subordinated Notes due 2025 for $223.8 million in net proceeds. The Convertible Notes are unsecured and subordinated to all of the existing and future senior and/or secured indebtedness, and are treated as equity for financial leverage calculations under our existing debt agreements. The Convertible Notes are convertible into 3.97 million subordinate voting shares or, if not converted, may be settled at maturity with subordinate voting shares or cash at the option of the Company.

On May 20, 2020, the Company’s Board of Directors declared a semi-annual dividend of $0.05 per share to shareholders of record on June 30, 2020. This dividend amounting to $2.0 million was paid on July 13, 2020.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $187.5 million as at June 30, 2020 (December 31, 2019 - $187.5 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The fair value of contingent consideration recorded on the consolidated balance sheet as at June 30, 2020 was $75.1 million (December 31, 2019 - $85.0 million). The liability recorded on the consolidated balance sheet for the compensatory element of contingent consideration arrangements as at June 30, 2020 was $14.1 million (December 31, 2019 - $23.0 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the contingency period, which extends to December 2023. We estimate that approximately 85% of the contingent consideration outstanding as of June 30, 2020 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2020:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$650,878	$31,517	$384,367	$-	$234,994
Convertible Notes	223,462	-	-	223,462
Interest on long-term debt
and Convertible Notes	129,752	26,426	50,962	37,079	15,284
Finance lease obligations	914	466	432	15	-
Contingent acquisition consideration[1,2]	75,052	8,656	57,042	9,250	105
Operating leases obligations	482,118	87,238	141,381	98,428	155,071
Purchase commitments[2]	112,259	103,100	6,682	2,477	-
Co-investment Commitments	17,121	17,121	-	-	-

Total contractual obligations	$1,691,557	$274,525	$640,866	$370,711	$405,455
1.	Contractual obligation expected to be funded from Revolving Credit Facility.
2.	Purchase commitments include the acquisition of Maser.

At June 30, 2020, we had commercial commitments totaling $11.8 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $345.3 million as of June 30, 2020 (December 31, 2019 - $333.1 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2020, the RNCI recorded on the balance sheet was $375.1 million (December 31, 2019 - $359.2 million). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for the six month period ended June 30, 2020 would be $0.33, and the accretion to adjusted EPS would be $0.05.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income) other than equity earnings from non-consolidated investments; (iii) interest expense; (iv) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (v) gains attributable to MSRs; (vi) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vii) restructuring costs and (viii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2020	2019	2020	2019

Net earnings	$6,483	$35,575	$12,942	$41,039
Income tax	2,127	13,187	7,326	14,402
Other income, net	(266)	179	(970)	(322)
Interest expense, net	6,179	8,257	13,763	15,476
Operating earnings	14,523	57,198	33,061	70,595
Depreciation and amortization	25,940	23,778	50,830	46,447
Gains attributable to MSRs	(509)	-	(509)	-
Equity earnings from non-consolidated investments	414	-	969	-
Acquisition-related items	3,784	5,263	6,534	9,898
Restructuring costs	13,839	275	19,307	314
Stock-based compensation expense	1,971	809	4,224	3,640
Adjusted EBITDA	$59,962	$87,323	$114,416	$130,894

Adjusted EPS is defined as diluted net earnings per share as calculated under the If-Converted method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iii) gains attributable to MSRs; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2020	2019	2020	2019

Net earnings	$6,483	$35,575	$12,942	$41,039
Non-controlling interest share of earnings	(4,265)	(6,586)	(7,642)	(7,831)
Interest on Convertible Notes	1,059	-	1,059	-
Amortization of intangible assets	17,089	15,238	33,101	29,958
Gains attributable to MSRs	(509)	-	(509)	-
Acquisition-related items	3,784	5,263	6,534	9,898
Restructuring costs	13,839	275	19,307	314
Stock-based compensation expense	1,971	809	4,224	3,640
Income tax on adjustments	(7,442)	(4,212)	(13,247)	(8,216)
Non-controlling interest on adjustments	(2,447)	(2,346)	(4,597)	(4,592)
Adjusted net earnings	$29,562	$44,016	$51,172	$64,210

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2020	2019	2020	2019

Diluted net (loss) earnings per common share	$(0.25)	$0.60	$(0.14)	$0.63
Interest on Convertible Notes, net of tax	0.02	-	0.02	-
Non-controlling interest redemption increment	0.30	0.13	0.27	0.20
Amortization expense, net of tax	0.25	0.23	0.49	0.46
Gains attributable to MSRs, net of tax	(0.01)	-	(0.01)	-
Acquisition-related items	0.10	0.12	0.17	0.22
Restructuring costs, net of tax	0.24	-	0.35	0.01
Stock-based compensation expense, net of tax	0.05	0.02	0.10	0.09
Adjusted EPS	$0.70	$1.10	$1.25	$1.61

Diluted weighted average shares for Adjusted EPS (thousands)	41,901	39,954	41,021	39,887

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, if adjusted net earnings is in a positive position, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes is added to the denominator of the earnings per share calculation. If adjusted net earnings is in a loss position, then the “if-converted” method is not used as the impact on earnings per share cannot be anti-dilutive.

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Impact of recently adopted accounting standards

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the previous incurred loss approach and is expected to result in more timely recognition of credit losses.

The Company has adopted Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments effective January 1, 2020 using the modified retrospective basis recording a cumulative catch-up adjustment to retained earnings. Following adoption of the standard, the Company’s methodology of reserving for Accounts receivable and other receivable-related financial assets, including contract assets has changed. See note 2 for details on the significant accounting policies related to receivables and allowance for doubtful accounts. The adoption of the standard has had the impact of accelerating the recognition of credit losses on certain receivables and the Company recognized a non-cash cumulative catch-up adjustment to retained earnings in the amount of $3.6 million, net of $0.8 million in taxes, on the opening consolidated balance sheet as of January 1, 2020.

Goodwill impairment testing

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company has adopted the standard effective January 1, 2020. Adoption of the ASU simplifies the goodwill impairment testing process for the Company without any direct impact on the financial statements.

Capitalization of implementation costs in relation to hosting arrangements

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires these capitalized costs to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. As this ASU clarifies the previously existing ambiguity related to capitalization, it was determined that the guidance under the ASU is consistent with the Company’s existing capitalization process for development costs as relate to hosting arrangements without any impact on the financial statements.

Recently issued accounting guidance, not yet adopted

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. With LIBOR ceasing at the end of 2021, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. This ASU provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective from the beginning of an interim period that includes the March 12, 2020 issuance date of the ASU through December 31, 2022. On March 25, 2020, the Alternative Reference Rates Committee (the “ARRC”), which is a group of private-market participants convened by the Federal Reserve Board and the New York Fed, reiterated the end of 2021 timeline for the phase out of LIBOR amid the uncertainty surrounding the COVID-19 pandemic. The Company is currently assessing the options available under this ASU and their potential impacts on its consolidated financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance with the rules of the CSA, Old FSV elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, the Company is permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 1.897%. In December 2018, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. Hedge accounting is being applied to these interest rate swaps. Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than (i) the payments which may be required to be made under the long term arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, (see Note 19 to the Consolidated Financial Statements for a full description) and (ii) the AR Facility. As of June 30, 2020, the Company had drawn $111.8 million under the AR Facility. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold Receivables are derecognized from the consolidated balance sheet. The AR Facility results in a significant decrease to our borrowing costs.

Transactions with related parties

As at June 30, 2020, the Company had $3.7 million of loans receivable from non-controlling shareholders (December 31, 2019 - $3.4 million). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.0%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 38,673,117 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,888,000 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 16, 2020, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 20, 2020 to July 19, 2021. The Company is entitled to repurchase up to 3,000,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal control over financial reporting

During the quarter ended June 30, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

On June 1, 2015, the predecessor to our Company, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), a North American leader in residential property management and related services. Under the Spinoff, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company “butterfly rules” in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015, which is available under Colliers’ SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Risks associated with COVID-19 pandemic

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business, including how it will impact our clients, employees, and services. We expect that we will be adversely impacted on a global basis in future periods, and we are unable to predict the ultimate impact that it may have on our business, future results of operations, financial position or cash flows. The extent to which our operations may be impacted by the pandemic will depend largely on future developments, which are uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the outbreak and actions by government authorities to contain the pandemic or treat its impact. Furthermore, the impacts of a potential worsening of global macroeconomic conditions and the continued disruptions to and volatility in the financial markets remain unknown.

Operating during the global pandemic exposes the Company to multiple risks which, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows, including following:

•	a reduction in real estate transactions and decreases in expenditure at our clients and therefore a reduction in the demand for the services the Company provides;
•	a decrease in property values and vacancy rates, which could negatively impact sales and leasing commissions;
•	liquidity challenges, including impacts related to delayed customer payments and payment defaults associated with customer liquidity issues and bankruptcies;
•	inability to access capital or financing at favorable terms due to possible adverse effect on our liquidity and financial position; and
•	the occurrence of asset impairment losses.

Further, many of the risks discussed in the “Risk Factors” section of the Company’s Annual Information Form are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Given the dynamic nature of these events, the Company cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist, the full extent of the impact they will have on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery. Even after the pandemic and related containment measures subside, we may continue to experience adverse impacts to our business, financial condition and results of operations, the extent of which may be material.

Risks associated with Colliers Mortgage

Our recently acquired Colliers Mortgage operations have certain key risk factors unique to the services provided. The following is a summary of key risk factors:

•	a change in or loss of our relationship with GSEs, such as Fannie Mae or Ginnie Mae could significantly impact our ability to originate mortgage loans;
•	a default on loans originated under the Fannie Mae Delegated Underwriting and ServicingTM DUS Program could materially affect our profitability as we are subject to sharing up to one-third of incurred losses;
•	a decline in origination volumes or termination of our current servicing agreements, could significantly impact profitability, with a majority of our earnings generated from loan servicing; and
•	a termination or changes to our warehouse lines of credit could lead to unfavourable replacement terms and may significantly impact our ability to originate new loans.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk”, “Risks associated with the COVID-19 pandemic” , “Risks associated with Colliers Mortgage” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	The COVID-19 pandemic and its related impact on global, regional and local economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.
•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our ability to attract new clients and to retain major clients and renew related contracts.
•	Reliance on subcontractors.
•	Labor shortages or increases in wage and benefit costs.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.

•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Euro, Canadian dollar, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions or security failures in our information technology systems.
•	The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes and any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Conversion of the Convertible Notes to subordinate voting shares may dilute the ownership of existing shareholders.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its anticipated impact on our business. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2019, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.